COMPUTATION OF PER SHARE EARNINGS

Primary:                            1996           1995          1994
     Average Shares
       Outstanding .........      2,004,781      1,989,129    2,012,500
     Net effect of
       assumed exercise of
       stock options .......         77,014        180,621      190,750
     Total .................      2,081,794      2,169,750    2,203,250
     Net income ............     ($177,627)     $2,026,007   $1,767,852
     Net income per share ..        ($0.09)          $0.93        $0.80